Exhibit 5.1

[Tony L. Wolk Letterhead]

July 24, 2006

Centennial Communications Corp.

3349 Route 138

Wall, NJ 07719

Gentlemen:

Reference is made to the Registration Statement on Form S-3 of Centennial Communications Corp. (the “Company”) relating to the registration of shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Company.

I am General Counsel of the Company, and have examined such corporate records and other documents as I have deemed relevant. Based upon the above, I am of the opinion that the shares of Common Stock to be sold pursuant to the Registration Statement have been authorized and are validly issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the use of my name in the Prospectus included in the Registration Statement.

Very truly yours,

Tony L. Wolk